UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

EMPORIA, INC.

(Exact name of registrant as specified in its charter)

Nevada	0-27675	86-0914695
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

121-3 Courthill House, 60 Water Lane, Wilmslow, Cheshire SK9 5AJ
(Address of principal executive offices)

Registrant’s telephone number, including area code:	44-7745-308254

First Floor, The Old Vicarage, 26 Church Street, Uttoxeter, England ST14 8AA
(Former name or former address, if changed since last report)

Common

(Title of each class of securities covered by this Form)

 None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 237 shareholders

Pursuant to the requirements of the Securities Exchange Act of 1934, Emporia, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMPORIA, INC.

Date: August 9, 2011	By:	/s/ Adrian Gleave
Adrian Gleave President & Chief Executive Officer